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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)
INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13D-1(B)(C) AND (D)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 4)1

                                   CORE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21867P 10 2
                              ---------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
              Date of Event Which Requires Filing of This Statement

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         Rule 13d - 1(b)

         Rule 13d - 1(c)

|X|      Rule 13d - 1(d)

-------------------
1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------------------------
CUSIP NO.  21867P 10 2                                        13G
          ----------------
-----------------------------------------

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS

              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Craig C. Horton
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                                  (b) |X|

------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------- ------- --------------------------------
                                          5     SOLE VOTING POWER

              NUMBER OF                        260,218 shares owned directly
                                                 1,000 shares owned as
               SHARES                                  custodian for minor
                                                       child
            BENEFICIALLY                        80,000 shares purchasable
                                                       under options (vested)
             OWNED BY                           45,000 shares purchasable
                                                       under options (unvested)
            REPORTING                           ------
                                         Total 386,218 shares
             PERSON

              WITH




                                        ------- --------------------------------
                                          6     SHARED VOTING POWER

                                                  0
                                        ------- --------------------------------
                                          7     SOLE DISPOSITIVE POWER

                                               260,218 shares owned directly
                                                 1,000 shares owned as
                                                       custodian for minor child
                                                80,000 shares purchasable under
                                                       options (vested)
                                                45,000 shares purchasable under
                                                       options (unvested)
                                                ------
                                         Total 386,218 shares
                                        ------- --------------------------------
                                          8     SHARED DISPOSITIVE POWER

                                                     0
------------- ------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           386,218
------------- ------------------------------------------------------------------

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------------- ------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*
                                                           |_|
------------ -------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      4.6%
------------- ------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                      IN
------------- ------------------------------------------------------------------
                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13G

ITEM 1 (a).  NAME OF ISSUER:
         CORE, INC.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         18881 Von Karman Avenue, Suite 1750
         Irvine, CA  92612

ITEM 2 (a).  NAME OF PERSON FILING:
         Craig C. Horton

ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         6601 Center Drive West, Suite 400
         Los Angeles, CA  90045

ITEM 2 (c).  CITIZENSHIP:

         U.S.A.

ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

         Common Stock

ITEM 2 (e).  CUSIP NUMBER:

         21867P 10 2

ITEM 3.

         Not Applicable.

ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:

                  386,218 shares, including
                       260,218 shares owned directly
                         1,000 shares owned as custodian for minor child
                        80,000 shares purchasable under options (vested) 45,000 shares purchasable under options (unvested)

         (b)      Percent of Class: 4.6%

         (c) Number of shares as to which such person has:

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                (i)   Sole power to vote or to direct the vote:

                           386,218 shares, including
                                 260,218 shares owned directly
                                   1,000 shares owned as custodian for minor
                                         child
                                  80,000 shares purchasable under options
                                         (vested)
                                  45,000 shares purchasable under options
                                         (unvested)

                (ii)  Shared power to vote or to direct the vote:  0

               (iii)  Sole power to dispose or to direct the disposition of:

                           386,218 shares, including
                                 260,218 shares owned directly
                                   1,000 shares owned as custodian for minor
                                         child
                                  80,000 shares purchasable under options
                                         (vested)
                                  45,000 shares purchasable under options
                                         (unvested)

                (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

     NOTE: All information in this Schedule 13G is as of the close of business on December 31, 1999.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            FEBRUARY 9, 2000
                                        -----------------------
                                                   (Date)

                                        /s/ Craig C. Horton
                                        ------------------------
                                                (Signature)

                                           CRAIG C. HORTON
                                        ------------------------
                                                  (Name)




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